EXHIBIT 99.4

FOR IMMEDIATE RELEASE:

Corvex and Marcato Comment on CCA Exploring REIT Conversion

New York, NY, May 4, 2012 – Corvex Management and Marcato Capital Management today commented on the announcement by Corrections Corporation of America (“CCA,” or “the Company”) that the Company had engaged legal, financial, and tax advisors to explore converting to a REIT (the “REIT Project”):

“Corvex and Marcato commend CCA management and the Company’s board of directors on their decision to explore a potential REIT conversion through a TRS structure (“Project REIT”) as disclosed in the Company’s press release dated May 3, 2012.  We have been pleased with the constructive dialogue that we have had with management regarding Project REIT and believe that management and the board of directors intend to work expeditiously and are committed to seeing the process through to its completion.  Prior to our discussions with the Company, we engaged independent legal and tax advisors with expertise in REIT conversions.  We believe that the structure being contemplated by the REIT Project has a high probability of accomplishing the Company’s goals.  We are encouraged by the engagement of JP Morgan, Latham & Watkins, and Ernst & Young given their experience in successfully navigating the REIT conversion process and as a sign of the Company’s desire and commitment to successfully complete this process.  Furthermore, we continue to believe that the successful implementation of Project REIT will result in the creation of significant shareholder value.”

Contact:

Carla Pisarro

Group Gordon

212-784-5703

CPisarro@GroupGordon.com

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